UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Oxford Industries, Inc.

(Exact name of the registrant as specified in its charter)

Georgia	1-4365	58-0831862
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309

(Address of principal executive offices, including zip code)

Suraj A. Palakshappa

Vice President-Law, General Counsel and Secretary

(404) 659-2424

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

Oxford Industries, Inc. (the “Company”) is a global apparel company that designs, sources, markets and distributes products bearing the trademarks of its Tommy Bahama®, Lilly Pulitzer® and Southern Tide® lifestyle brands and other owned and licensed brands, as well as private label apparel products. The Company’s products generally incorporate fabrics made of cotton, wool, silk, linen, nylon, leather, tencel and other natural and man-made fibers, or blends of two or more of these materials.

The Company distributes its lifestyle branded products primarily through direct to consumer channels, consisting of retail stores and e-commerce sites, as well as wholesale distribution channels. In addition, the Company licenses certain owned trademarks and related marks to third party licensees who design, source, market and distribute branded products within specified geographic regions, subject to the terms of the respective license agreements, which generally provide the Company the right to approve all products, advertising and channels of distribution.

During fiscal 2019, the Company’s business was primarily operated through four operating groups: Tommy Bahama, Lilly Pulitzer, Lanier Apparel and Southern Tide. During fiscal 2019, Tommy Bahama, Lilly Pulitzer, Lanier Apparel and Southern Tide represented 60%, 25%, 9% and 4%, respectively, of the Company’s consolidated net sales. Each of our businesses has dedicated teams of designers who focus on that business’ consumers and products.

Tommy Bahama. Tommy Bahama designs, sources, markets and distributes men's and women's sportswear and related products. Tommy Bahama's typical consumer is older than 45 years old, has a household annual income in excess of $100,000, lives in or travels to warm weather and resort locations and embraces a relaxed and casual approach to daily living.

Lilly Pulitzer. Lilly Pulitzer designs, sources, markets and distributes upscale collections of women's and girl's dresses, sportswear and related products. The Lilly Pulitzer brand was originally created in the late 1950s by Lilly Pulitzer and is an affluent brand with a heritage and aesthetic based on the Palm Beach resort lifestyle.

Lanier Apparel. Lanier Apparel designs, sources and distributes branded and private label men's apparel, including tailored clothing, casual pants and sportswear primarily at moderate price points. The majority of Lanier Apparel’s products are sold under certain trademarks licensed to the Company by third parties.

Southern Tide. Southern Tide designs, sources, markets and distributes high-quality apparel bearing the distinctive Skipjack logo. Southern Tide offers an extensive selection of men’s shirts, pants, shorts, outerwear, ties, swimwear, footwear and accessories, as well as women's and youth collections.

Conflict Minerals Disclosure

Pursuant to Rule 13p-1 of the Securities Exchange Act, due diligence is required to be conducted for necessary conflict minerals in products where there is reason to believe such minerals may have originated in the Democratic Republic of the Congo (the “DRC”) or surrounding countries (the “Covered Countries”). The Company contracts to purchase certain types of apparel, footwear, handbags, travel goods, fashion accessories and housewares containing metallic components such as zippers, buttons, hooks & eyes, rivets, buckles, clasps, grommets, eyelets and other small parts incorporated into the finished products (collectively, the “Reported Products”) that may contain tin, tantalum, tungsten and/or gold (“3TG”) minerals.

Accordingly, the Company has concluded in good faith that for the period from January 1, 2019 to December 31, 2019 (the “Reporting Period”):

(1)	the Company contracted to manufacture products for which 3TG minerals were necessary to their functionality or production; and

(2)	based on a “reasonable country of origin” inquiry (“RCOI”) and other due diligence measures described herein, while the Company has no reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products may have originated in a Covered Country, the RCOI has not been able to completely rule out the possibility.

Supply Chain

The Company maintains flexible, diversified sourcing operations. The Company’s operating groups, either internally or through the use of third party buying agents, source substantially all of their respective products from non-exclusive, third party producers located in foreign countries or from their licensees for licensed products sold in the Company’s direct to consumer distribution channels. The use of contract manufacturers reduces the amount of capital investment required. Generally, the Company’s operating groups do not have long-term contracts with suppliers and conduct business on an order-by-order basis.

The Company’s operating groups purchase substantially all of their products from third party producers as package purchases of finished goods, which are generally manufactured with the oversight of the Company’s operating groups and to the operating groups’ design and fabric specifications. The Company’s operating groups depend upon the ability of third party producers to secure a sufficient supply of the specified raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Accordingly, the Company’s operating groups generally do not specify the raw material or product component suppliers and rely on contract manufacturers to obtain such materials. In addition to purchasing products from third parties, Lanier Apparel operates the Company’s only owned manufacturing facility, which is located in Merida, Mexico.

As the Company’s products vary by operating group, sourcing is managed by each of its operating groups independently, with corporate oversight, and there is significant diversity in the suppliers used by the Company’s operating groups, with no individual supplier representing greater than five percent (5%) of the Company’s total purchases during fiscal 2019.

As part of the Company’s commitment to source products in a lawful, ethical and socially responsible manner, each of the Company’s operating groups has implemented a code of conduct program applicable to vendors from whom it purchases apparel and related products, which includes provisions related to abiding by applicable laws as well as compliance with other business or ethical standards, including related human rights, health, safety, working conditions, environmental and other requirements. The Company requires that each of its vendors and licensees comply with the applicable code of conduct or substantially similar compliance standards. All of the Company’s vendors from whom it purchases goods are also required by the Company to adhere to the United States Customs and Border Protection’s Customs-Trade Partnership Against Terrorism program, including standards relating to facility, procedural, personnel and cargo security. On an ongoing basis, the Company assesses vendors' compliance with the applicable code of conduct and applicable laws and regulations through audits performed by either in-house employees or designated agents. The assessment of compliance by vendors is directed by the Company’s corporate leadership team. A copy of each operating group’s code of conduct is accessible under the “Corporate Responsibility” tab of the Company’s website at www.oxfordinc.com.

In addition, as part of its due diligence efforts, the Company has adopted a Conflict Minerals Policy. A copy of the Company’s Conflict Minerals Policy is accessible under the “Corporate Responsibility” tab of the Company’s website at www.oxfordinc.com.

Reasonable Country of Origin Inquiry (RCOI)

The members of the Company’s Conflict Minerals Team, working with the procurement and product departments in their respective operating groups, comprehensively evaluated the Company’s products sourced during the relevant reporting period as part of the RCOI. Products which were determined to have little to no likelihood of containing 3TG minerals were deemed out of scope for further inquiry. In addition, licensed products – i.e., products designed and sourced by a third party pursuant to a trademark license with the Company or one of its subsidiaries – were deemed out of scope.

All other products designed and sourced by the Company for resale were deemed in-scope for purposes of the Company’s RCOI, and the Company identified the Tier 1 suppliers of all such products (i.e., the finished goods manufacturer from whom the Company purchased such goods). As the Company does not generally have direct relationships with raw material and component suppliers, the Company relies on its Tier 1 suppliers to work with their upstream suppliers in order to ascertain the best available information about the origin of 3TG minerals in the Company’s products.

All 212 Tier 1 suppliers deemed in-scope were contacted by the Company and requested to provide information to the Company regarding 3TG minerals and their smelter sources by completing a survey based on the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). To facilitate suppliers’ completion of the survey, the Company contacted suppliers, as needed, to offer assistance in completing the survey, provide further information about the Company’s conflict minerals compliance program and provide information about how the information furnished by the applicable supplier would be used. Supplier responses were evaluated by the Company, with particular focus on any of the following responses: supplier indicated that they do not require their component suppliers to be DRC-conflict free; supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers; supplier indicated they have not identified any of the smelters or refiners (“SORs”) used for the products included in the declaration scope; or supplier indicated they have not provided all applicable SOR information received.

Determination

As of May 15, 2020, the response rate among the Company’s in-scope Tier 1 suppliers was approximately 86%. Based on the results of the Company’s RCOI, the Company has determined that, with respect to certain necessary 3TG minerals in its Reported Products, while it has no reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products may have originated in a Covered Country, the RCOI has not been able to completely rule out the possibility.

Inherent Limitations on Due Diligence Procedures

Since the Company’s operating groups purchase substantially all of their products from third party producers as package purchases of finished goods and generally do not specify the raw material or product component supplier, the Company’s due diligence procedures can provide only reasonable assurance regarding the source and chain of custody of such materials. The Company’s due diligence processes are based on seeking data from the Company’s in-scope Tier 1 suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of 3TGs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Oxford Industries, Inc.

By:	/s/ Suraj A. Palakshappa	May 29, 2020
Name:	Suraj A. Palakshappa	(Date)
Title:	Vice President-Law, General Counsel and Secretary